SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-18F-1

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
              UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

                               FORWARD FUNDS, INC.

                           (Exact Name of Registrant)

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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company, on behalf of The Global Fund (the "Fund"), hereby notifies the Securities and Exchange Commission that the Fund elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such rule is in effect unless the Securities and Exchange Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Election to be duly executed on its behalf on the 24th day of February, 1998.

                                                     FORWARD FUNDS, INC.


                                                     By:  /s/ Steven L. Levy
                                                     Name: Steven L. Levy
                                                     Title:  Treasurer


Attest: /s/ Kristin A. Kowal
         Name: Kristin A. Kowal
         Title: Asst. Treasurer